UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. information for Annual General Meeting to be held on Thursday, June 9, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

May 9, 2005

By

/s/ David M. Hall

Name:      David M. Hall

Title:

    Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

1618 Station Street, Vancouver, British Columbia V6A 1B6

NOTICE OF ANNUAL GENERAL AND EXTRAORDINARY MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and extraordinary meeting of the shareholders of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 9:00 A.M., Pacific Time, on June 9, 2005 in the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, for the following purposes:

1.

To receive and consider the report of the directors and the financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended December 31, 2004.

2.

To fix the number of directors as six.

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To approve the re-adoption of the existing Shareholder Rights Plan.

7.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice. If you are unable to attend the meeting in person, please complete the enclosed form of proxy as indicated and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 2nd day of May, 2005.

BY ORDER OF THE BOARD

/s/ David M. Hall

David M. Hall,

Chief Financial Officer and Corporate Secretary

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. It is important that your shares be represented and that your wishes be made known. If you cannot be present to vote in person, please complete the enclosed proxy form as indicated and return it to the office of the Registrar and Transfer Agent set out in the proxy form. To be effective, the proxy must be deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company, as set out in the form of proxy, at least 48 hours before the meeting.

ANGIOTECH PHARMACEUTICALS, INC.

1618 Station Street
Vancouver, British Columbia V6A 1B6

INFORMATION CIRCULAR

(As at May 2, 2005, except as indicated)

The annual general and extraordinary meeting of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 9:00 A.M., Pacific Time, on June 9, 2005 at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, together with any adjournment of that meeting (the “Meeting”) for the following purposes:

1.

to appoint auditors and to empower the directors to determine the auditors’ remuneration;

2.

to elect directors; and

3.

to transact such other business as may properly come before the meeting.

Any shareholder of the Company (a “Shareholder”) holding Common shares of the Company as at May 2, 2005 will be entitled to vote at the Meeting.

SOLICITATION OF PROXY

This information circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  As well, the Company may retain proxy solicitation firms to encourage greater Shareholder participation.  The cost of solicitation, which is not determinable at present, but in any event not material to the Company, will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A Shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy (and who need not be a Shareholder) to attend and act for him or her and on his or her behalf at the Meeting.  To exercise this right, the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names, or may submit another proxy.

VOTING OF PROXY

The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Company.

The shares represented by proxies in favour of management will be voted on any ballot (subject to any restrictions they may contain) in favour of the matters described in the proxy.  Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

REVOCABILITY OF PROXY

Any Shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting prior to the commencement of the Meeting.  The registered office of the Company is Irwin, White & Jennings, Suite 2620, 1055 West Georgia Street, Vancouver, British Columbia  V6E 3R5.

NOTICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Common shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Common shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of the Company. Such Common shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). In the U.S., the vast majority of such shares are registered under the name of CEDE & Co. (the registration name for the U.S. Depository for Securities, which company acts as nominee for many U.S. brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. or CEDE & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy is supplied to a Beneficial Shareholder by its broker and is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered Shareholder receive such a form and wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the Management Proxyholders name in the form and insert the non-registered Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC.  IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted. All references to Shareholders in this information circular and the accompanying form of proxy and notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists at present of 250,000,000 shares without par value divided into 200,000,000 Common shares and 50,000,000 Class I Preference shares.

As of May 2, 2005, there were 84,115,611 Common shares issued and outstanding.  No Class I Preference Shares and no other Common shares of the Company are issued and outstanding.  As at May 2, 2005, the directors and officers of the Company and its subsidiaries as a group beneficially owned, directly or indirectly, or exercised control or direction over, 1,056,072 Common shares, representing 1.26% of all issued and outstanding Common shares of the Company.

Holders of Common shares as at May 2, 2005 are entitled to receive notice of any meeting of Shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common share entitles its holder to one vote.  Subject to the rights of the holders of Preference shares, the holders of Common shares are entitled to receive on a pro-rata basis such dividends as the Board of Directors of the Company may declare out of funds legally available therefor.  In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Company, such holders are entitled to receive (on a pro-rata basis) all of the assets of the Company remaining after payment of all of the Company’s liabilities, subject to the rights of holders of Preference shares.  The Common shares carry no pre-emptive or conversion rights.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to any class of shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal occupation and occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed(1)

William L. Hunter, MD, MSc. Vancouver, B.C. President, Chief Executive Officer and Director	Sept/02 to present – President & CEO, Angiotech; Aug/98 to Sept/02 – Chairman & CEO, Angiotech	Since 1992	350,756

David T. Howard North Vancouver, B.C. Chairperson of the Board, Director	Aug/03 to present – Chairperson, SCOLR, Inc; Sept/02 to present – Chairperson, Angiotech; May/00 to Aug/03 – President & CEO, SCOLR, Inc. ;	Since 2000	5,100

Hartley T. Richardson Winnipeg, Manitoba Director	1998 to present – President & CEO, James Richardson & Sons, Limited	Since 2002	170,000

Edward M. Brown, MBA San Francisco, CA	May/04 to present – Managing Director, Caxton Healthcare Acquisition Partners 2000 to May/04 – Managing Director, Health Care Investment Banking, Credit Suisse First Boston; 1998 to 2000 – Managing Director, Health Care Investment Banking, Donaldson, Lufkin & Jenrette Securities Corp.	Since 2004	10,000

Glen D. Nelson, MD Long Lake, Minnesota	2002 to Present – Chairman, GDN Holdings, LLC; 1988 to 2002 – Vice Chairman, Medtronic, Inc.	Since 2004	35,000

Arthur H. Willms Vancouver, B.C.	1999 to Present – Board Member, Westcoast Energy Inc., 1992 to 1999 – President and Chief Operating Officer, Westcoast Energy Inc.	Since 2004	1,500

Notes:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 2, 2005, based upon information furnished to the Company by individual nominees.

The following are brief biographies of the Company’s nominees.

William L. Hunter, MD, MSc., President & Chief Executive Officer, Director.  Dr. Hunter is a founder of the Company, has been CEO since 1997, and has been a member of the scientific and management teams since its inception. Dr. Hunter is active in the Science Council of British Columbia and serves as a director of Vigil Health Management Inc., NeuroMed Technologies Inc., The Michael Smith Foundation for Health Research and as an advisory board member for the Biotechnology MBA Program at the University of Western Ontario’s Ivey School of Business. Dr. Hunter received his BSc from McGill University, Montreal in 1985 and his MSc and MD from the University of British Columbia in 1989 and 1992, respectively.

David T. Howard, Chairperson of the Board, Director.  David Howard joined the Board of Directors in March 2000 and became Chairperson of the Board of Directors in September 2002. Mr. Howard is Chairman of the Board of SCOLR, Inc., a biopharmaceutical company located in Redmond, Washington and is a director at Delex Therapeutics, Inc. in Mississauga, Ontario. Prior to this, he has served as President & Chief Operating Officer of Novopharm International of Toronto, Ontario and President of Novopharm USA, Inc. Mr. Howard’s industry experience includes operational and strategic positions with Boehringer Mannheim Canada, where he was Vice President Pharmaceuticals, and Rhône-Poulenc Pharma in Montreal and Paris.

Hartley T. Richardson, Director.  Hartley Richardson joined the Board of Directors in July 2002. Mr. Richardson is the President and CEO of James Richardson & Sons, Limited, a leading Canadian private company established in 1857 and headquartered in Winnipeg, Manitoba. James Richardson & Sons Limited is a diversified company which, through its subsidiaries, owns and operates businesses in the grain handling, food processing, financial services, energy and real estate industries. Mr. Richardson also serves as a Director of Railpower Technologies, MacDonald Dettwiler and Associates, Canadian Council of Chief Executives, and the Business Council of Manitoba. Mr. Richardson’s other affiliations include The Trilateral Commission and the World Economic Forum Global Leaders of Tomorrow. Actively involved in a number of charitable endeavours and community organizations, Mr. Richardson served as Chairman of Winnipeg’s United Way 2004 Campaign.  The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004.

Edward M. Brown, MBA, Director.  Edward (Ned) Brown is the Managing Director and co-founder of Caxton Healthcare Acquisition Partners, a private equity buyout fund focused exclusively on healthcare.  Prior to that, he was a Managing Director, Health Care Investment Banking for Credit Suisse First Boston until his retirement from that firm in May 2004. Prior to his position with Credit Suisse First Boston, he also held Managing Director, Health Care Investment Banking positions at Donaldson, Lufkin & Jenrette Securities Corp. and Cowen & Company. Mr. Brown has over 17 years of investment banking experience serving all sectors of the healthcare industry including life sciences, health care services/providers and health care information technology companies.  During his career, he completed more than 150 strategic, advisory and financing transactions. Mr. Brown received an MBA degree from Anderson Graduate School of Management at UCLA.

Glen D. Nelson, MD, Director.  Glen Nelson is the Chairman of GDN Holdings, LLC (Aviation Health Services and Medical Devices).  Prior to GDN Holdings, Dr. Nelson was Vice Chairman of Medtronic, Inc., from 1988 until his retirement in 2002 and he served on the Medtronic Board of Directors from 1980 to 2002.  Dr. Nelson was Chairman, President and Chief Executive Officer of Park Nicollet Medical Center from 1975 to 1986 and practiced surgery throughout this period.  He received a bachelor of arts degree from Harvard College and a Doctor of Medicine degree from the University of Minnesota.  Dr. Nelson also serves on several other boards and committees.

Arthur H. Willms, MA, Director.  Arthur Willms is a Director and retired President and Chief Operating Officer of Westcoast Energy Inc. where he held senior executive positions for 24 years.  Mr. Willms’ other numerous directorships include: Pacific Northern Gas Ltd.; Union Gas; PeBen Oilfield Services Ltd.; BC Lotteries Corporation; and Accenture Business Services.  He is also the Chairman of the Board for the Vancouver Symphony Orchestra. Mr. Willms has been a lecturer in Economics at the University of Calgary and holds a Bachelor of Science Degree in Mathematics and a Masters Degree in Economics from the University of Calgary. Mr. Willms is a member of five audit committees and is the chair of four of these committees.

Committees of the Board of Directors

The Company has an audit committee, a compensation committee, and a governance and nominating committee.  Current members of these committees are identified in the following table:

Committee	Committee Members
Audit Committee	Arthur Willms (Chairperson), David Howard and Hartley Richardson
Compensation Committee	David Howard (Chairperson), Arthur Willms and Edward Brown
Governance and Nominating Committee	Edward Brown (Chairperson), David Howard, and Glen Nelson

For each of the past ten years, none or our directors or executive officers has been a director or officer of another issuer which, while that person was acting in that capacity or within one year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, manager or trustee appointed to hold its assets other than with respect to Glen Nelson, who was an outside director of a small, private manufacturing company in Minnesota until his resignation in December 2003.  In August 2004, that company filed for U.S. bankruptcy court protection.  No penalties, damages or sanctions have been applied to Dr. Nelson with respect to that company.

CORPORATE GOVERNANCE

The Board of Directors and management of Angiotech Pharmaceuticals, Inc. believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company.  The system of corporate governance should reflect the Company’s particular circumstance, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all Shareholders. Since the Company is listed on the TSX and NASDAQ, the Company is also required to comply with the corporate governance rules and guidelines of both the TSX and NASDAQ, as well as the rules of both Canadian and U.S. securities regulators.

The Company’s Board of Directors currently consists of five independent members and one executive member. The role of chair is assumed by an independent director and is separate from the role of chief executive officer. The three committees of the Board are comprised entirely of independent directors.  Each Director brings unique experiences and skills in providing oversight and governance.

The Toronto Stock Exchange (the “TSX”) requires that listed companies disclose their policies with respect to corporate governance in their annual reports or information circulars.  This disclosure must be made with reference to the TSX effective corporate governance guidelines (the “TSX Guidelines”). The Company’s Board of Directors has reviewed the TSX Guidelines and the Company’s own corporate governance practices. The Company believes it is in compliance with all current TSX guidelines. A detailed description of how the Company’s policies and practices compare to the TSX guidelines is attached as Schedule “A” to this Circular.  In addition, the Company is aware that the TSX has proposed certain changes to its corporate governance guidelines. Although these changes are not yet in effect, the Company believes its current corporate governance practices would fully satisfy all the proposed changes to the guidelines if they were implemented.

NASDAQ has recently introduced new corporate governance requirements, many of which are not applicable to the Company until July 31, 2005. However, the Company has implemented (as of its latest fiscal year ended December 31, 2004), those requirements to ensure that the Company meets the best practices of NASDAQ. The Company has adopted a Code of Ethics and Conduct that applies to all of its directors, officers and employees and consultants as required under the NASDAQ rules

Our Board has a strong commitment to many of the elements of good governance that are now being recommended by both the Canadian and U.S. securities commissions and stock exchanges, including the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), which introduced extensive corporate governance and disclosure reforms in the U.S.  We consider these sources in reviewing, and revising where necessary, our corporate governance practices. We were certified as being compliant with the SOX section 404 internal control over financial reporting requirements as of December 31, 2004 and expended approximately $1.1 million during the year ended December 31, 2004 on this project.  We voluntarily elected to undertake this project in advance of the U.S. regulatory requirement for foreign private issuers and Canadian regulatory requirements. We expect that our compliance with SOX will meet the proposed Canadian requirements under National Instrument 58-101 and National Policy 58-201.

The Company’s corporate governance policies and practices are compared to the NASDAQ rules and the SOX rules in Schedule “B” to this information circular.

Based on its review of these corporate governance requirements, the Company believes that it complies with and exceeds all corporate governance rules now applicable to it and intends to comply with any new or additional corporate governance standards that will be applicable to the Company in the future.

Role of the Board of Directors

The Board of Directors has overall responsibility for conduct of the business and affairs of the Company. The Board discharges this responsibility both directly and through delegating certain authority to committees of the Board and to senior management of the Company.

The direct responsibilities of the Board include:

a.

choosing the Company’s Chief Executive Officer, who is responsible for all of the Company’s day-to-day operations;

b.

reviewing and approving the Company’s corporate objectives, financial plans and budgets and strategic plan which takes into account an identification of business opportunities and business risk;

c.

monitoring and assessing the Corporation’s performance in meeting both short and long-term goals established by the Board;

d.

directly reviewing and approving major transactions proposed by management;

e.

reviewing reports and recommendations from committees of the Board with respect to matters such as succession planning, adequacy of the Company’s internal controls and preparation of financial statements and giving necessary directions to management; and

f.

reviewing the content of significant communications with shareholders and the investing public, including this information circular, annual reports, annual information forms and quarterly and annual financial statements.

Each director assumes responsibility for keeping himself informed about the Company’s business and relevant developments outside the Company which affect its business. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board.

In addition, each year the Board (with the assistance of the Governance and Nominating Committee) formally reviews its own performance, the performance of each committee of the Board, the performance of the Chairman of the Board and the performance of the Chief Executive Officer. The performance of individual directors is reviewed annually by the Chairman of the Board.

As part of its oversight responsibilities, the Board has approved a “Code of Ethics and Conduct” which applies to all of the Company’s employees and consultants, including senior management; a Code of Ethics – Officers and Directors; a Code of Ethics for CEO; and a Code of Ethics for CFO. The full text of these documents is set out in Schedule “C” to this information circular.

During 2004, the Board of Directors met on eight occasions in person, including one special meeting devoted exclusively to the Company’s corporate strategy and direction, and several times by telephone.

Independence of Board of Directors

Each of the TSX Guidelines, the NASDAQ rules and the SOX requirements contain provisions regarding the independence of the boards of directors of companies. Under the TSX Guidelines, an “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act with a view to the best interests of the Company, other than interests that arise as a result of shareholdings. The TSX Guidelines also make a distinction between inside directors (directors who are also members of management) and outside directors. If the nominees for election as directors are approved at the Meeting, five out of six of the Company’s directors would be considered unrelated under the TSX Guidelines. The only director that is not considered independent of management is William Hunter, CEO and President of the Company.

The TSX Guidelines also recommend that if a company has a significant shareholder, the board of directors of the company should also include a number of directors who do not have interests in, or relationships with, either the company or the significant shareholder and which fairly reflects the investment in the company by shareholders other than the significant shareholder. The TSX Guidelines define a significant shareholder as a shareholder with the ability to exercise a majority of votes for the election of the Board of Directors.  At present, the Company is not aware of any significant shareholder.

Under both the SOX and NASDAQ rules, an independent director is determined based upon certain criteria which evaluate whether the director has a relationship with the company that would interfere with the exercise of the directors’ independent business judgment. These rules will become applicable to the Company July 31, 2005. At present, if the nominees for election as directors are approved at the Meeting, five out of six of the Company’s directors would be considered independent under these rules.

Committees of the Board of Directors

There are currently three committees of the Board of Directors; the Audit Committee, the Governance and Nominating Committee and the Compensation Committee. Each committee operates in accordance with Board approved terms of reference. The Board may create a new committee or disband a current committee whenever it considers it advisable to do so, provided that the Company must always have an Audit Committee.

Committee chairs, in consultation with members, determine the frequency of meetings for each committee provided that a committee must at all times comply with its terms of reference. The agenda for each meeting is established by the committee chair in consultation with appropriate members of management. Each committee reports to the full Board with respect to each of its meetings.

Committee members are appointed annually following the Company’s annual general meeting. The Governance and Nominating Committee provides recommendations to the Board in respect of all such appointments.

The following is a description of the composition and mandate for each of the Committees of the
Board.

AUDIT COMMITTEE

The terms of reference for the Audit Committee require that it be comprised of at least three unrelated and independent directors. The current members of the Committee are Arthur Willms (Chairperson), David Howard and Hartley Richardson. All Committee members are required to be financially literate and at least one member is required to have accounting or related financial management expertise.

Our Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Mr. Arthur Willms has been determined by the board to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Company. The SEC has indicated that the designation of Mr. Willms as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors.  Management has the responsibility for the financial statements and the reporting process, including the systems of internal controls.  In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with United States generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under United States generally accepted auditing standards.  In addition, the Audit Committee has discussed with the independent auditors the auditors’ independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor and considered the compatibility of non-audit services with the auditors’ independence. The Audit Committee pre-approves all services conducted by the independent auditors prior to the commencement of the respective engagement.

The Audit Committee also discussed with the Company’s independent auditors the overall scope and plans for their audit.  The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the twelve month period ending December 31, 2004.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited consolidated financial statements be included in the Annual Report for the twelve month period ended December 31, 2004 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. The Audit Committee and the Board of Directors have also recommended, subject to Shareholder approval, that Ernst & Young LLP be reappointed as the Company’s independent auditor for the upcoming financial year.

Report Submitted by the Audit Committee

(Signed) Arthur Willms, Chairperson	(Signed) David Howard	(Signed) Hartley Richardson

Compensation Committee

The composition and mandate of the Compensation Committee is described in full later in this management proxy circular.

Governance and Nominating Committee

The terms of reference for the Governance and Nominating Committee require that it be comprised solely of unrelated and independent directors to the Company. The current members of the Committee are Edward Brown (Chairperson), David Howard, and Glenn Nelson.

The mandate of the Governance and Nominating Committee is to enhance corporate performance by assessing and making recommendations regarding Board effectiveness and by establishing a process for identifying, recruiting, appointing and re-appointing directors and providing for the on-going development of current Board members.

The Governance and Nominating Committee enhances corporate performance by assessing and making recommendations regarding board effectiveness and by establishing a process for identifying, recruiting, appointing and re-appointing directors.  The Committee reviews and monitors the corporate governance policies and procedures of the Company and, where necessary, makes recommendations on improvements to senior management of the Company.

EXECUTIVE COMPENSATION

The following table presented in accordance with Canadian securities legislation (“the Rules”) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of the Company as at December 31, 2004 whose total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

Summary Compensation Table

Summary Compensation Table for the twelve month period ended December 31, 2004, the fifteen month period ended December 31, 2003, and the twelve month period ended September 30, 2002

All amounts are expressed in U.S. Dollars		Annual Compensation			Long-Term Compensation
					Awards	Payouts
Name and Principal Position	Year(1)	Salary(2)	Bonus(2)	Other Annual Compensation(2) (3)	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation(5)
William L. Hunter, MD President, Chief Executive Officer and Director	2004 2003 2002	$557,041 $598,688 $410,339	$405,679 $288,421 $117,590	$54,357 $104,828 $49,479	200,000 400,000 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David M. Hall, BA, BComm Chief Financial Officer	2004 2003 2002	$268,916 $249,928 $145,117	$141,988 $73,673 $31,847	Nil Nil Nil	60,000 120,000 120,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David McMasters, ESQ Senior Vice President, Legal & General Counsel	2004 2003 2002	$393,000 $455,032 $343,769	$150,000 $120,263 $81,250	Nil Nil Nil	60,000 120,000 120,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeanne Bertonis, MBA Chief Business Officer	2004 2003 2002	$270,000 $295,011 $196,321	$100,000 $102,006 $27,781	Nil Nil Nil	60,000 120,000 80,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Rui Avelar, MD, CCFP, DIP SPORT MED(4) Senior Vice President, Medical Affairs and Communications	2004 2003 2002	$172,875 $162,734 $83,599	$50,710 $57,977 Nil	Nil Nil Nil	50,000 100,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
George, Y. Daniloff, MD, PhD(5) Senior Vice President, Research & Development & General Manager Cohesion Technologies, Inc.	2004 2003 2002	$264,808 $220,000 Nil	$60,000 $60,000 Nil	Nil Nil Nil	60,000 300,000(6) Nil	Nil Nil Nil	Nil Nil Nil	$480,000 Nil Nil

Notes:

(1)

The Company changed its financial year end from September 30 to December 31 effective December 31, 2003. “Annual Compensation” amounts for 2003 cover the fifteen month period ended December 31, 2003. Comparative information for 2004 and 2002 is for twelve months ended December 31, 2004 and September 30, 2002 respectively.

(2)

Amounts paid to each of Dr. Hunter, Mr. Hall and Dr. Avelar were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars using the average exchanges rates of 0.768 for the year ending December 31, 2004, 0.714 for the year ending December 31, 2003, 0.637 for the three month period October 1, 2002 to December 31, 2002, and 0.637 for fiscal 2002.

(3)

These amounts represent automobile lease, executive tax services, executive legal services and non-business travel.

(4)

Dr. Avelar commenced employment on January 2, 2002.

(5)

Dr. Daniloff commenced employment on January 31, 2003 upon the acquisition of Cohesion Technologies, Inc. Dr. Daniloff left the employment of the Company on December 1, 2004.  As per his termination agreement, Dr. Daniloff received $480,000 in termination payments.

(6)

Options granted to Dr. Daniloff during the fifteen month period ended December 31, 2003 consist of 223,128 awarded out of the Angiotech stock option plan and 76,872 awarded out of the Cohesion stock option plans.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP of cash or non-cash compensation that is intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities).  No LTIP awards were paid or distributed to the Named Executive Officers during the twelve month period ended December 31, 2004, other than the options set out below.

Option/Stock Appreciation Rights (“SAR”) Grants During the
Twelve Month Period Ended December 31, 2004

The following table (presented in accordance with the Rules) sets forth stock options granted under the Company’s stock option plans or otherwise during the twelve month period ended December 31, 2004 to each of the Named Executive Officers.  See disclosure regarding the Company’s stock option plans under “Executive Compensation - Report on Executive Compensation - Stock Options”.

Name	Securities Under Options/SAR’s Granted (#)	% of Total Options/SAR’s Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on Date of Grant ($/Security)	Expiration Date(s)
William L. Hunter	200,000	12.6%	CDN$31.85	CDN$31.85	January 21, 2009
David M. Hall	60,000	3.8%	CDN$31.85	CDN$31.85	January 21, 2009
David McMasters	60,000	3.8%	CDN$31.85	CDN$31.85	January 21, 2009
Jeanne Bertonis	60,000	3.8%	CDN$31.85	CDN$31.85	January 21, 2009
Rui Avelar	50,000	3.1%	CDN$31.85	CDN$31.85	January 21, 2009
George Daniloff	60,000	3.8%	CDN$31.85	CDN$31.85	January 21, 2009

Aggregated Options/SAR Exercises During the Twelve Month Period Ended December 31, 2004
and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the twelve month period ended December 31, 2004 by each of the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis. No SARS are outstanding.

All amounts are expressed in U.S. Dollars Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR’s at Fiscal Year-End (#) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options/SAR’s at Fiscal Year-End ($) Exercisable / Unexercisable (1)
William L. Hunter	0 Common Shares	$Nil	1,866,666 / 433,334	13,128,667 / 1,457,076
David M. Hall	0 Common Shares	$Nil	658,000 / 130,000	7,213,669 / 437,122
David McMasters	0 Common Shares	$Nil	870,000 / 130,000	3,263,509 / 437,122
Jeanne Bertonis	0 Common Shares	$Nil	769,167 / 120,833	5,931,345 / 430,785
Rui Avelar	20,000 Common Shares	$238,983	192,916 / 127,084	270,026 / 377,232
George Daniloff (2)	123,809 Common Shares	$1,135,185	60,722 / Nil	721,377 / Nil

Notes:

(1)

The Value of Unexercised In-the-Money Options at December 31, 2004 was calculated based on the closing trading price of the Company’s Common shares. The closing trading price of the Company’s Common shares was $22.22 CDN on the TSX and $18.41 US on the NASDAQ.  Canadian dollar amounts were converted into U.S. dollars using the year end exchange rate of 0.831.

(2)

Options exercised by Dr. Daniloff during the twelve months ended December 31, 2004 consist of 111,701 exercised out of the Angiotech stock option plan and 12,108 exercised out of the Cohesion stock option plans.  As of May 2, 2005, Dr. Daniloff had exercised all his remaining exercisable stock options.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Agreements

The Chief Executive Officer and the other Named Executive Officers are all employed under employment contracts of indefinite term, which have been developed with outside counsel under authority of the Compensation Committee of the Board of Directors (the “Compensation Committee”).  These contracts include industry-standard terms and conditions including provisions for payment upon termination of employment.  All agreements with the Named Executive Officers provide that, in the event of a change of control of the Company, all awards, stock options and cash bonuses previously granted will fully vest and, in the event of termination of employment within twelve months of a change of control of the Company, these executive officers will receive a severance payment equal to twelve or twenty-four months’ salary.

The Compensation Committee completed its annual review of compensation for the Named Executive Officers in December, 2004.  Base salary increases ranging between 8.2% and 18.3% were awarded to the Named Executive Officers effective January 1, 2005.  In addition, bonuses totaling $908,377 were granted to the Named Executives Officers.  The Named Executives were also granted 490,000 stock options throughout the twelve month period ended December 31, 2004 at an exercise price of CDN $31.85, pursuant to the Company’s 2004 Stock Option Plan.

Composition of the Compensation Committee

The Compensation Committee is comprised of three members - David Howard (Chairperson), Arthur Willms and Edward Brown.  All of the members of the Compensation Committee are independent of management (See “Executive Officers and Directors” for a description of the relationship each member has to the Company).  None of the members of the Compensation Committee has any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company.

Report on Executive Compensation

The Compensation Committee reviews compensation structures, policies, practices, and overall composition of executive compensation including annual base salaries, benefit programs, annual incentives, and long-term incentives.  Additionally, it reviews the relationship of corporate performance to executive compensation, recommending salary adjustments, annual incentive awards, and administering stock option grants under the Company’s stock option.  The compensation of the Company’s executive officers is determined by the Compensation Committee based upon recommendations made by the Chief Executive Officer and the Vice President, Human Resources.  The Compensation Committee also seeks input and guidance on executive compensation matters from independent external advisors and consultants.  The Compensation Committee met six times formally and had several other discussions during the twelve month period ended December 31, 2004.

Executive Compensation Components and Objectives

The Company’s objectives for its executive compensation policies, programs, and practices are to:

1.

attract and retain experienced and talented executive officers through market competitive annual salaries and benefits programs;

2.

inspire excellence in the performance of executive officers through annual and long-term incentives programs; and

3.

align shareholder and executive officer interests through stock option grants.

The Company’s executive compensation program consists of four primary components:

1.

an annual base salary;

2.

a benefits programs including health coverage and insurance plans;

3.

an annual bonus program tied to individual and Company performance; and

4.

a long-term incentive program consisting of stock option grants.

In 2004, the Compensation Committee retained Towers Perrin to provide guidance on executive compensation components and levels for roles similar to those of our Named Executive Officers.  With input from the Compensation Committee and management, a comparator group of companies was developed by Towers Perrin to reflect the market in which the company competes for executive talent.  A proxy analysis of this comparator group was then conducted by Towers Perrin to provide the Compensation Committee with a benchmark of industry practices for executive compensation form and structure.  This proxy analysis was then supplemented with data from Towers Perrin’s proprietary market surveys and databases to provide the Compensation Committee with North American market data on compensation levels regarding annual salaries, annual bonuses, and expected values of long-term incentives for similar companies with roles similar to those of our executive team, including the Named Executive Officers.

The Company’s general practice in determining compensation levels for our executive team, including the Named Executive Officers, is to target base salaries between the 25th and 50th percentile of the market data gathered by Towers Perrin.  Annual bonus targets for these same individuals, however, are generally targeted at the 50th percentile of these same market data, reflecting the Company’s emphasis on performance-based compensation.  This blend of compensation levels provides the Company with an attractive cash compensation program for the markets in which we compete for executive talent.

The Company provides the Chief Executive Officer with a perquisite package which consists of a leased vehicle, tax planning and tax return preparation, supplemental life insurance, annual medical examinations, and paid travel for his spouse and family to accompany him on business travel to pre-set maximums each year.  The company does not have any other contractually-obligated perquisite packages for any of the Named Executive Officers or other executives or employees.

The Company did not have a defined benefit or defined contribution pension plan for any of its employees, including the Named Executive Officers, in 2004.

Base Salary

The market data gathered from external surveys, including the data supplied by Towers Perrin outlined above, are used to determine base salary ranges for the Company’s salary band structure.  All executive roles, including those of the Named Executive Officers, are stratified into salary bands.  The base salary ranges of each band reflect competitive compensation between the 25th and 50th percentile of the market for the executive positions in the band.

Individual salaries are set within these ranges based on each employee’s experience, capability, and demonstrated performance.  At the end of each year, the Chief Executive Officer reviews the performance of each individual executive, including the Named Executive Officers (but excluding himself).  This annual review assesses accomplishments against annual objectives, demonstrated leadership, judgment, and teamwork, and overall contribution to the Company’s results for the year.  The review is a comprehensive assessment of each individual’s contribution against expected performance levels across a number of factors with generally equal weighting.

Based on this annual performance review, the Chief Executive Officer prepares, with the assistance of the Vice President, Human Resources, base salary increase recommendations for each executive, including the Named Executive Officers (but excluding himself).  The base salary adjustment recommendations and supporting performance reviews are presented to the Compensation Committee for review and approval.  If approved, the Compensation Committee presents these base salary adjustment recommendations for approval to the Board of Directors of the Company.  Base salary adjustments are effective January 1st of each year.

Benefits Programs

The Company provides benefits to all employees including the Chief Executive Offer and the other Named Executive Officers.  Benefits provided at the company’s expense (with the exception of short-term and long-term disability, which is provided as a taxable benefit to employees) include:

•

Medical and extended health care insurance

•

Dental Insurance

•

Vision Care Insurance

•

Employee and Dependent Life Insurance

•

AD&D insurance

•

Short- and long-term disability insurance

No changes or enhancements to the Company’s benefits programs were made in 2004.

Annual Bonus

Annual bonus awards provide incentives for individual performance that lead to the achievement of annual corporate and individual objectives.  Bonus targets are established for each executive salary band at approximately the 50th percentile of the comparator group data supplied by Towers Perrin.    Bonuses are awarded based on both the individual executive’s performance and the performance of the Company as a whole.

The results of the annual individual performance reviews conducted by the Chief Executive Officer, as described above, are also used for determining annual bonus awards for our executives, including the Named Executive Officers.  For performance assessed to be at expected levels, the entire target bonus is awarded; for performance assessed to be above or below expected levels, the bonus awarded is accordingly above or below the target bonus, respectively.  The Chief Executive Officer, with assistance from the Vice President, Human Resources, determines individual bonuses based on these guidelines for our executives (but excluding himself).

Individual bonuses are then subject to adjustment based on overall Company performance.  Management prepares a comprehensive review at the end of each year of the Company’s performance against Company goals established at the beginning of each year.  This review of overall Company performance is assessed by the Compensation Committee.  For Company performance assessed to be at expected levels, no adjustment is made to recommended bonuses; for Company performance assessed to be above or below expected levels, bonuses are accordingly increased or decreased, respectively, by the same percentage for all executives, including the Named Executive Officers.   Bonuses are paid on December 31st of each year.

Stock Option Program

Grants made under the Company’s stock option program aid in closely aligning the interests of our executives with the interests of our Shareholders.  The Chief Executive Officer, the other Named Executive Officers, and other executives are eligible to receive annual stock option grants based on their salary band, their most recent individual performance assessment, and their expected future contribution to the Company’s success.

In 2004, stock options were granted in amounts consistent with historic allocation levels following shareholder approval of the 2004 Stock Option plan.  In determining individual stock option grants in 2004, consideration was given to the number of previous grants made to each executive as well as the total number of shares each executive held under option.

Chief Executive Officer Compensation

Dr. William Hunter was the Company’s Chief Executive Officer for 2004.  His compensation consists of an annual base salary, annual bonus, benefits and perquisites, and stock options which were determined in the manner described above for all executives, including the other Named Executive Officers.  Dr. Hunter’s performance is reviewed each year by the Chair of the Compensation Committee in a manner consistent with the reviews of the other Named Executive Officers, but weighted more heavily towards overall Company performance than the other Named Executive Officers.   The Chair of the Compensation Committee prepares salary adjustment and bonus recommendations for Dr. Hunter, with assistance from the Vice President, Human Resources, using the same guidelines as those established for the other Named Executive Officers.

For 2004, he was paid an annual base salary of $557,041 and received a bonus in December 2004 of $405,679.  His total cash compensation for 2004 fell between the 25th and 50th percentile of the market data provided to the Compensation Committee by Towers Perrin.  Dr. Hunter received an option to purchase 200,000 shares under the Company’s stock option plan in 2004, the expected value of which fell below the 25th percentile of the market data provided to the Compensation Committee by Towers Perrin.

Report Submitted by the Compensation Committee

(Signed) David Howard, Chairperson	(Signed) Edward Brown	(Signed) Arthur Willms

Directors and Officers’ Insurance

The Company maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of US$40 million.  The policy governing such insurance is subject to standard exclusions and limitations.  During the twelve month period ended December 31, 2004, the amount of premiums expensed in respect of such insurance was US $1.4 million.

Key Management Insurance

The Company is the beneficiary under key management insurance policies of CDN$0.5 million on the life of William L. Hunter. The Company pays the current annual premium for this policy of CDN$533.

Comparative Shareholder Return Performance Graph

The following graph compares cumulative total Shareholder return on $100 invested in Common shares of the Company on September 30, 1999 with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”), assuming the re-investment of dividends.  The Common shares began trading on the TSX on December 18, 1997. The Company changed its financial year end to December 31 effective December 31, 2003.

The following numerical values were used to generate the Share Price Performance Graph.

	Sept. 30/99	Sept. 30/00	Sept. 30/01	Sept. 30/02	Dec. 31/03	Dec. 31/04
Company’s Total Return	100	538	610	565	1,053	796
S&P/TSX	100	149	98	89	118	133

Compensation of Directors

For the twelve month period ended December 31, 2004, each director who was not an employee (“a non-employee director”) was paid in quarterly installments as follows:

Chairman of the Board retainer

CDN $40,000 per annum

Board member retainer

CDN $25,000 per annum

Committee Chairman retainer

CDN $  3,000 per annum

Board and Committee attendance fee

CDN $  1,250 per meeting

Upon initially being elected or appointed to the Board of Directors, each non-employee director will automatically be granted an option to purchase 10,000 shares of the Company.  On a semi-annual basis thereafter, occurring at the time of the annual general meeting of the Company and December 1 of each year, if he or she continues to be a non-employee director of the Company, he or she will automatically be granted on each occurrence a further option to purchase 5,000 shares.  All options granted are exercisable for a period of five years from the grant date and are granted at market price.

For the twelve month period December 31, 2004, the non-executive directors of the Company were paid US$174,028 for their service on the Board of Directors.  Non-executive directors of the Company were issued 90,000 stock options during the twelve month period ended December 31, 2004.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following stock option plans were in place at December 31, 2004:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders:
2004 Stock Option Plan	8,239,816	CDN$17.20	1,123,638
Original Stock Option Plan	Nil	Nil	Nil

Equity compensation plans not approved by securityholders:
Director’s Resolutions	114,000	CDN $0.69	Nil
BioMaterials Stock Option Plan	169,056	US $11.45	Nil

Total	8,522,872		1,123,638

Angiotech Stock Option Plans

As of May 2, 2005, the Company has outstanding stock options to purchase 8,462,808 Common shares.  These options are all non-transferable and have been granted to employees, officers and directors of the Company, and persons providing ongoing management and consulting services to the Company.  The options have been granted pursuant to: (a) the Company’s current stock option plan (the “2004 Stock Option Plan”) adopted by Shareholders at the January 20, 2004 special meeting (9,960,270 common shares), which incorporated all shares granted under the Company’s previous stock option plan (the “Previous Stock Option Plan”) established December 8, 1997, as amended by the Shareholders on March 16, 1999, March 20, 2000 and March 6, 2001, (b) the Company’s original stock option plan (the “Original Stock Option Plan”) established July 2, 1996 and superceded by the Previous Stock Option Plan (Nil Common shares) and (c) directors’ resolutions dated February 1, 1996 (114,000 Common shares).

The Original Stock Option Plan provided that the Board of Directors could from time to time grant options, to a maximum for any one person of 5% percent of the total issued and outstanding Common shares.  The Board of Directors could grant options to any person who was an employee or director of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management, financial or scientific consulting or like services for the Company or any of its subsidiaries.  The exercise price of options granted under the Original Stock Option Plan was determined by the directors as the Company was not public at that time.  The term of any option granted did not exceed the maximum statutorily permitted time period.  Except as otherwise provided in the Original Stock Option Plan, the options are cumulatively exercisable in installments over the option period at a rate to be fixed by the Board of Directors.  The Company did not provide financial assistance to any optionee in connection with the exercise of options under the Original Stock Option Plan.

The Original Stock Option Plan was replaced by the Previous Stock Option Plan in 1997.  The Previous Stock Option Plan was adopted at the time of the Company’s initial public offering and complied with the requirements of the TSX. The Previous Stock Option Plan provided for the issuance of non-transferable options to employees, officers and directors of the Company, and persons providing ongoing management or consulting services to the Company, with any one person permitted, subject to the approval of the Board of Directors, to receive options to acquire up to 5% of the issued and outstanding Common shares.  The purchase price of Common shares under each option was fixed by the Board of Directors and was not less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the date the option was granted.  Each option granted under the Previous Stock Option Plan expires on the earlier of (i) the expiration date as determined by the Board of Directors, which date shall not be more than ten years from the date it was granted; (ii) 365 days after the optionee dies, retires in accordance with the Company’s retirement policy or is permanently disabled; (iii) 30 days after the optionee ceases to be a person qualified to receive an option, if as a result of early retirement or voluntary resignation; (iv) 30 days after the optionee being terminated, or receiving notice of termination, other than for cause; and (v) immediately upon the optionee being terminated, or receiving notice of termination, for cause. The options granted under the Previous Stock Option Plan vest over time as determined by the Board of Directors.  If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.  The number of options granted may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX.

The 2004 Stock Option Plan, which superceded the Previous Stock Option Plan and incorporated all the options granted under the Previous Stock Option Plan, was established at an extraordinary meeting held on January 20, 2004 and complies with the requirements of the TSX. The 2004 Stock Option Plan provides for the issuance of non-transferable options to purchase up to 9,960,270 Common shares to employees, officers and directors of the Company, and persons providing ongoing management or consulting services to the Company, with any one person permitted, subject to the approval of the Board of Directors, to receive options to acquire up to 5% of the issued and outstanding Common shares.  The purchase price of Common shares under each option is fixed by the Board of Directors and is not less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the date the option was granted.  Each option will expire on the earlier of (i) the expiration date as determined by the Board of Directors, which date shall not be more than five years from the date it is granted; (ii) 365 days after the optionee dies, retires in accordance with the Company’s retirement policy or is permanently disabled; (iii) 30 days after the optionee ceases to be a person qualified to receive an option, if as a result of early retirement or voluntary resignation; (iv)  30 days after the optionee being terminated, or receiving notice of termination, other than for cause, subject to an allowance for any Blackout Period that may occur in that 30 day period; and (v) immediately upon the optionee being terminated, or receiving notice of termination, for cause. A Blackout Period is a period of time where no employee, officer or director may trade because they are deemed to be in possession of confidential information.

The options granted under the 2004 Stock Option Plan may vest over time as determined by the Board of Directors.  If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.  The number of options granted may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX.

The Board of Directors is entitled to suspend, terminate or discontinue the 2004 Stock Option Plan or amend or revise the terms of the 2004 Stock Option Plan, subject to the approval, in certain circumstances, of the TSX and the Shareholders of the Company.

Finally, the 2004 Stock Option Plan provides for automatic grants of options to the Company’s independent directors upon their first election to the Board of Directors, and then semi-annually thereafter at the time of the annual general meeting and December 1.

During the 12-month period ended December 31, 2004, stock options to acquire 1,589,394 of the Company’s common shares were awarded to 151 employees, officers and directors of the Company.

Angiotech BioMaterials Corp (formerly Cohesion) Stock Option Plans

On January 31, 2003 the Company acquired, by way of a merger, all of the issued and outstanding share capital and related warrants and options of Cohesion Technologies, Inc. Subsequent to the acquisition, we changed the name of the company to Angiotech BioMaterials Corp. (“BioMaterials”). At the time of the acquisition, BioMaterials had three options plans under which it had granted options to BioMaterials insiders to purchase BioMaterials shares. As part of the acquisition agreement between the Company and BioMaterials, all BioMaterials options automatically upon exercise are converted into a proportionate number of the Company’s common shares. At the time of the acquisition, the three option agreements permitted the acquisition of up to 2,600,000 BioMaterials shares. Based upon the conversion ratios in the acquisition agreement, the maximum number of the Company’s common shares that could be issued under the BioMaterials option plans is 1,275,360. No further Company shares can be issued pursuant to the BioMaterials option plans.

The BioMaterials options are all non-transferable and were granted to employees, officers and directors of BioMaterials and persons providing ongoing management and consulting services to BioMaterials. Under all three BioMaterials option plans, each option will expire on the earlier of (i) ten years from the date it is granted; (ii) six (6) months after the optionee dies or is disabled; and (iii) three (3) months after the optionee’s employment is terminated, regardless of the reasons. BioMaterials options to purchase 79,462 of the Company’s common shares were outstanding as of May 2, 2005.

During the 12-month period ended December 31, 2004, no stock options to acquire the Company’s common shares were awarded to BioMaterials employees, officers and directors out of the BioMaterials stock option plans.

Shareholder Rights Plan

On March 5, 2002, the Shareholders agreed to re-adopt the Shareholder Rights Plan (“the Plan”) previously adopted by the Company on March 16, 1999 (subject to amending all references of February 10, 1999 to March 5, 2002), on the terms of the Rights Agreement dated as of February 10, 1999 between the Company and a trust company designated as Rights Agent.

A holder of the right is entitled to acquire, under certain conditions, Common shares of the Company at a 50% discount to the market upon a person or group of persons (the “Acquirors”) acquiring 20% or more of the Common shares of the Company.  All Shareholders, other than the Acquirors, hold the right to acquire the Common shares at a discount. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan.  The Plan is valid until the first Shareholders meeting held after March 5, 2005.  See additional discussion under PARTICULARS OF OTHER MATTERS TO BE ACTED UPON – Shareholders Rights Plan.

The Rights Plan is designed to encourage the fair treatment of Shareholders in connection with any take-over offer for the Company.  The Rights Plan will provide the Board of Directors and the Shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board of Directors to pursue, if appropriate, other alternatives to maximize Shareholder value and to allow additional time for competing bids to emerge.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries, either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF INDEPENDENT AUDITORS

The firm of Ernst & Young LLP served as independent auditors for the Company for the twelve month period ended December 31, 2004.  Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that Ernst & Young LLP continue in this capacity for the current fiscal year.  Ernst & Young LLP were first appointed as independent auditors of the Company on June 2, 1995.

The aggregate fees billed for professional services rendered by Ernst & Young LLP for Angiotech and its subsidiaries for the twelve month period ended December 31, 2004 are as follows:

1.

Audit Fees (excluding other audit related services) - For audit of the Company’s annual consolidated financial statements (including SOX section 404 internal control over financial reporting requirements), quarterly reviews of interim financial statements and services provided in connection with statutory and regulatory filings or engagements, audit fees were $846,180.

2.

Financial Information Systems Design and Implementation Fees – No services were performed by, and no fees were incurred or paid to Ernst & Young LLP in connection with designing or implementing a hardware or software system that aggregates source data underlying the Company’s financial statements or generates information that is significant to the financial statements taken as a whole.

3.

All Other Fees – The aggregate fees invoiced to the Company by Ernst & Young LLP for all other services rendered, excluding the audit of the Company’s annual consolidated financial statements, were as follows:

Audit related services (1)	$ 65,725
Corporate tax related services	717,044
Other non-audit fees	0
$ 782,769

(1)

Audit related services includes fees related to business acquisitions and due diligence.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Ernst & Young LLP, Chartered Accountants, of 700 West Georgia Street, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Board of Directors.  If the resolution is not adopted, the Board of Directors will consider the selection of another public accounting firm for the current fiscal year.

The Company has been advised that a representative of Ernst & Young LLP will attend the Annual General Meeting and will have the opportunity to make a statement and respond to appropriate questions from Shareholders.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who held a position of director or senior officer of the Company since the commencement of the last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

SHAREHOLDERS RIGHTS PLAN

Introduction

On March 5, 2002, the shareholders of the Company at the 2002 annual general meeting re-adopted a shareholder rights plan dated February 10, 1999. That rights plan expires at the end of the Meeting.  Shareholders will be asked to consider and, if deemed advisable, to pass a resolution approving the re-adoption of the rights plan, subject to regulatory approval.  The text of the resolution is as follows:

"RESOLVED that:

1.

the Rights Plan, Amended and Restated as of June 9, 2005 between the Company and a trust company designated as Rights Agent, and all Rights issued pursuant to such Plan, be and are hereby adopted, subject to the terms of the Rights Plan described under the heading “Terms of the Rights Plan” in the Company’s 2005 annual general meeting information circular as well as set out in the Rights Plan made available to the shareholders; and

2.

any director or officer of the Company be, and is hereby authorized and directed, for and on behalf of and in the name of the Company, to do all such acts and things and to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing."

The amended and restated Rights Plan (the "Rights Plan") has a term of nine years, subject to reconfirmation by the shareholders at the third and sixth annual meetings following the Company’s annual meeting of shareholders on June 9, 2005, unless the Rights are earlier redeemed or exchanged.  Approval of the Rights Plan by shareholders is required by The Toronto Stock Exchange. In conjunction with the renewal, the language and structure of the Rights Plan has been revised to make it consistent with current practice and with rights plans adopted recently by several other Canadian companies and approved by their shareholders. The terms of the Rights Plan are similar to those found in the versions previously approved by shareholders at the 1999 and 2002 annual general meetings.

Directors' Recommendation

The Board of Directors (the “Board”) has determined that the Rights Plan is in the best interests of the Company and its shareholders and unanimously recommends that shareholders vote in favour of the Rights Plan.

Background and Purpose of the Rights Plan

The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company.  The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.  Securities legislation in Canada requires a take-over offer to remain open for only 35 days.  The Board does not believe that this period is sufficient to permit the Board to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for the Company's shares than the offeror.  Under the Rights Plan, a bidder making a Permitted Bid (as defined below) for the voting shares of the Company may not take up any shares before the close of business on the 60th day after the date of the bid and unless at least 50% of the Company's voting shares not Beneficially Owned by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms.  The Rights Plan will encourage an offeror to proceed by way of Permitted Bid or to approach the Board with a view to negotiation. This is because the Rights Plan creates the potential for substantial dilution of the offeror's position if a Permitted Bid is not made or if the Board does not agree to waive the Rights Plan.  The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis.

In recent years, unsolicited bids have been made for the shares of a number of large Canadian companies.  Many of these companies had a shareholder rights plan which was used by the target's board of directors to gain time to seek alternatives to the bid with the objective of enhancing shareholder value.  In most cases, a change of control ultimately occurred at a price in excess of the original bid price.

Provincial securities regulators have concluded in recent decisions relating to shareholder rights plans that a target company's board will not be permitted to maintain a shareholder rights plan solely to prevent a successful bid. They have affirmed that a rights plan may stay in place only for so long as the board is actively seeking alternatives to a take-over bid and there is a real and substantial possibility that it can increase shareholder choice and maximize shareholder value.

The Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the voting shares of the Company.  The Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the Business Corporations Act (British Columbia) to promote a change in the management or direction of the Company, including the right of holders of not less than 5% of the issued voting shares to requisition the directors to call a meeting of shareholders to transact any proper business stated in the requisition.  The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Rights Plan does not affect in any way the financial condition of the Company.  The initial issuance of the Rights is not initially dilutive and will not affect reported earnings or cash flow per share unless the Rights separate from the underlying voting shares and become exercisable.  The adoption of the Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interests of the Company.  The Rights Plan is designed to provide the Board with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company's shareholders.

Terms of the Rights Plan

The principal terms of the amended and restated plan are summarized below.  Capitalized terms used, but not defined, in this summary are defined in the Rights Plan.  For full particulars, please refer to the text of the plan, a copy of which is available from the Company’s Corporate Communications Manager, Cindy Yu, who can be reached by telephone at (604) 221-7676 or by electronic mail at investor_relations@angio.com.

The Rights Plan will be implemented pursuant to the Agreement by the issuance of one Right in respect of each Voting Share at the Record Time. One Right also will be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.  The Rights shall not be exercisable until the Separation Time.  Upon the occurrence of a Flip-in Event (as defined below), each Right will entitle the holder to purchase for $160 voting shares having a market price of $320.

This issuance of Rights will not change the manner in which shareholders currently trade their voting shares.  Shareholders do not have to return their certificates in order to have the benefit of the Rights.

Until the Separation Time, the Rights will trade together with the voting shares, will be represented by the Voting Share certificates and will not be exercisable.  After the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Voting Shares.

The Separation Time is defined in the Agreement as the close of business on the eighth Trading Day (or such earlier date as may be determined by the Board) after the earlier of:

(i)

the Stock Acquisition Date, which is the date of the first public announcement that a Person has become an Acquiring Person (defined in the Agreement as a person who has acquired, other than pursuant to an exemption available under the Rights Plan or pursuant to a Permitted Bid Acquisition, Beneficial Ownership of more than 20% of the Voting Shares of the Company);

(ii)

the date of the commencement of, or first public announcement of an intention to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid) to acquire Beneficial Ownership of 20% or more of the Voting Shares of the Company; and

(iii)

the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.

A Permitted Bid is defined in the Agreement as a Take-over Bid made by take-over bid circular and which also complies with the following requirements:

(i)

the bid is made to all holders of Voting Shares wherever resident; and

(ii)

the Take-over Bid must be open for at least 60 days and more than 50% of the outstanding voting shares of the Company (other than shares Beneficially Owned by the Offeror on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if 50% of the voting shares are so deposited and not withdrawn, an announcement of such fact must be made and the bid must remain open for a further 10-day period.

The Rights Plan allows for a Competing Permitted Bid to be made while the Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

If an Offeror successfully completes a Permitted Bid, the Rights Plan provides that the Rights will be redeemed at $0.0001 per Right.

A Permitted Bid, even if not approved by the Board, may be taken directly to the shareholders of the Company.  Shareholders' approval at a meeting will not be required for a Permitted Bid.  Instead, shareholders of the Company will initially have 60 days to deposit their shares.  If more than 50% of the outstanding voting shares of the Company (other than voting shares beneficially owned by the Offeror on the date of the Take-over Bid) have been deposited and not withdrawn by the end of such 60-day period, the Permitted Bid must be extended for a further period of 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

If a potential Offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of the Board to make a bid to all shareholders by Take-over Bid circular on terms which the Board considers fair to all shareholders.  In such circumstances, the Board may waive the application of the Rights Plan to that transaction, thereby allowing such bid to proceed without dilution to the Offeror, and will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made by Take-over Bid circular to all shareholders.  The Board can also waive the application of the Rights Plan in the event that a person has become an Acquiring Person by inadvertence and if an Acquiring Person chooses to reduce its Beneficial Ownership so that it ceases to be an Acquiring Person.  All other waivers require shareholder approval.

Under the Agreement, a Flip-in Event is any transaction or event in which any Person becomes an Acquiring Person.  Except as set out below, from and after the close of business on the eighth Trading Day following the Stock Acquisition Date,

(i)

any Rights Beneficially Owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void; and

(ii)

each Right (other than Rights which are void) will entitle the holder thereof to purchase Common Shares having a market price of $320 for $160 (i.e. at a 50% discount).

A Flip-in Event that is not approved by the Board will result in significant dilution to an Acquiring Person and also to holders of Rights not exercising their Rights upon the occurrence of the Flip-in Event.  The Board may, with shareholder approval, at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding Rights at a redemption price of $0.0001 per Right.

Investment advisors (for client accounts), mutual funds and their managers and trustees, trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), administrators or trustees of registered pension funds, plans or related trusts and Crown agents or agencies acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-In Event, provided that they are not making, or not part of a group making a Take-over Bid.

The Company may, from time to time supplement or amend the Agreement to correct clerical or typographical errors or to maintain the enforceability of the Agreement as a result of a change in law.  All other amendments require shareholder approval.

Shareholders' Approval

In order for the Rights Plan to be confirmed, the resolution must be passed by a majority of the votes cast by the holders of voting shares who vote in respect thereof.

The persons named as proxyholders in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the resolution re-approving  the Rights Plan and Rights issued pursuant to the Rights Plan unless the holder of voting shares who has given such proxy has directed that the votes be otherwise cast.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice for the Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 2nd day of May, 2005.

ADDITIONAL INFORMATION

Additional information, including the Company’s financial statements and management discussion and analysis is on the Company’s website at www.angiotech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

BY ORDER OF THE BOARD

/s/ David M. Hall

David M. Hall
Chief Financial Officer and Corporate Secretary

SCHEDULE “A”

	TSX Corporate Governance Committee Guidelines	Does the Corporation Align?	Comments
1.	Board of Directors should explicitly assume responsibility for the stewardship of the corporation and specifically for:
a.	Adoption of a strategic planning process.	Yes

The Company has a formal strategic planning meeting and process to review and confirm the long-term and short-term goals and the plans to achieve those goals.  Those goals and plans are under a process of constant review by the Board of Directors and senior management.  In addition to formal quarterly Board of Directors meetings, informal teleconference meetings are held between formal meetings.

b.	Identification of specific risks and implementing risk management systems.	Yes

The Audit Committee and the Board of Directors will regularly review the Company’s principal operational and strategic risks and develop any additional appropriate risk management systems deemed necessary.  The Company’s auditors, in conjunction with the annual audit, review management systems.  The Company has contracts and insurance to limit its operational liabilities.

c.	Succession planning and monitoring senior management.	Yes

The Board has initiated a program with senior management to maintain and approve succession planning.  The Board of Directors has active directors.  It appoints or proposes to the Shareholders that they elect appropriately skilled members to the Board of Directors.  The reporting structure contemplates senior management reporting to the CEO and the CEO reporting to the Board of Directors.  Senior management regularly attend meetings of the Board of Directors.

d.	Communications policy.	Yes

The Board of Directors has ensured that the Company has effective communication with its Shareholders and the public.  The Company provides appropriate disclosure of all material information as required by law.  All material press releases are reviewed by legal counsel.  The Company has had and has specific people responsible for corporate communications and Shareholder relations.

e.	Integrity of internal control and management of information systems.	Yes

The Board of Directors and the Audit Committee regularly review the adequacy of the Company’s internal controls.  Internal controls and management of information are regularly upgraded as is required for the Company’s continuing and growing operations.  The Audit Committee meets with the Company’s auditors on a quarterly basis.

2.	Majority of directors should be “unrelated” (independent of management).	Yes

The majority of the Board of Directors are independent from management and free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company.

3.	Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes

William L. Hunter MD is a member of senior management and is the only Board of Directors member who is related to the Company.  David Howard, Hartley Richardson, Ned Brown, Glen Nelson and Arthur Willms are unrelated.  If the nominees for directors are elected at the Meeting, then five of the six directors will be independent.

4. a.	Appoint a committee responsible for appointment/assessment of directors.	Yes

The Governance and Nominating Committee has the mandate to:

(a) annually recommend candidates for the Board of Directors;

(b) review credentials of nominees for election;

(c) recommend candidates for filling vacancies on the Board of Directors; and

(d) ensure qualifications are maintained.

b.	Composed exclusively of outside, non-management directors, the majority of whom are unrelated.	Yes	The Governance and Nominating Committee is comprised of Ned Brown, Glen Nelson and David Howard.
5.	Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors.	Yes

The Governance and Nominating Committee is mandated to monitor the quality of the relationship between management and the Board of Directors and to assess the effectiveness of the Board of Directors, its committees and individual directors, and recommend improvements.  The assessment process is ad-hoc.  Given the small size of the Board of Directors, performance of the directors as members of the Board of Directors and its committees is readily apparent.  However, the Board of Directors did engage during the past year an outside independent governance consultant to review the Board structure, governance and performance.

6.	Provide orientation and education programs for new directors.	Yes

While there is no formal program, the Company’s operations are regularly reviewed at meetings of the Board of Directors.  Furthermore, new Board of Directors members are introduced to senior officers and are informed in detail about the Company’s assets and current strategies.

7.	The Board of Directors should examine its size and where appropriate reduce the number of directors, with a view to improving effectiveness.	Yes	The present number of directors is six, which enables the President and CEO to be a director while at the same time having a majority of the directors independent of the Company.
8.	Review compensation of directors to reflect risk and responsibility.	Yes	The Compensation Committee has a policy regarding compensation levels for independent directors. Management members of the Board of Directors are not compensated as directors.
9. a.	Committees should generally be composed of non-management directors.	Yes	All committees are composed exclusively of non-management directors.
b.	Majority of committee members should be unrelated.	Yes	All committees are composed exclusively of unrelated directors.
10.	Assign a committee responsible for approach to Corporate Governance.	Yes

The Governance and Nominating Committee is generally mandated to be responsible for developing policies and implementing procedures related to Corporate Governance as approved by the Board of Directors.

11.	Define limits to management’s responsibilities by developing mandates for:
a.	The Board of Directors.	Yes

The Board of Directors principal responsibilities are: to plan and approve corporate strategies and goals; to ensure effective communications systems are in place among the Company, its Shareholders and the public; to supervise and evaluate management, including the establishment of executive limitations; to provide oversight of the conduct of the business; and to monitor organizational performance against those goals and executive limitations to derive balanced judgments about issues confronting the Company from time to time.

b.	The Chief Executive Officer.	Yes

The CEO’s objectives include the general mandate to maximize Shareholder value and to fulfill strategic plans of the Company.  As a key force in the Company’s business, the CEO has no limits to his mandate but does regularly report to, and when appropriate seek approval from, the Board of Directors.

c.	Board of Directors should approve Chief Executive Officer’s corporate objectives.	Yes	The Board of Directors is active in the regular reviews of the Company’s strategic plan including the approval of corporate objectives.
12.	Establish structures and procedures to ensure the Board of Directors can function independently of management.	Yes

The Board of Directors functions and its Chairperson is chosen independently of management. All the committees of the Board of Directors are, at present, comprised only of directors independent of management and the Board of Directors will establish further independent committees when independent functions are required.  At present the Chairperson’s function is only to call for and chair meetings of the Board of Directors and Shareholders.

13. a.	Establish an Audit Committee with a specifically defined mandate.	Yes

The Audit Committee is mandated to (i) assist the Board of Directors in fulfilling its fiduciary responsibilities relating to accounting and reporting practices and internal controls, (ii) review audited financial statements and management’s discussion and analysis of operations with the auditors, (iii) review the annual report and all interim reports of the auditors, (iv) ensure that no restrictions are placed by management on the scope of the auditor’s review and examination of the Company’s accounts and (v) recommend to the Board of Directors the firm of auditors to be nominated by the Board of Directors for appointment by the Shareholders at the annual general meeting.

b.	All members should be non-management directors.	Yes	As stated above, all members of the Audit Committee are unrelated directors.
14.	Implement a system to enable individual directors to engage outside advisors at corporation expense.	Yes

The Board of Directors has formalized a process to enable individual directors to engage outside advisors, at the Company’s expense, with the authorization of the Governance and Nominating Committee.  As is noted above, the Audit Committee is encouraged to speak directly with the Company’s external auditors on matters pertaining to its mandate.

SCHEDULE “B”

Topic and Time Frame for Adoption	Rule/Requirement	Does the Company Align?	Company’s Approach
Audit Committee – Adoption of Charter (July 31, 2005)

The Company is required to certify that it has adopted a formal written Audit Committee charter under NASD Rule 4350 which must specify, among other things, the Audit Committee responsibilities and authority necessary to comply with Rule 10A-3 under the Securities Exchange Act of 1934.

		Yes	The Company has adopted a formal Audit Committee charter which complies with the rule.
Audit Committee – Approval of Related Party Transactions (January 15, 2004)

The Audit Committee is required to approve all “related party transactions” which are transactions or loans between the Company and a related party involving goods, services, or tangible or intangible assets that are (1) material to the Company or the related party, or (2) unusual in their nature or conditions. A related party includes an affiliate, major shareholder, officer, other key management personnel or director of the Company, a company controlled by any of those parties or a family member of any of those parties.

Yes

The Company has had a long standing policy to ensure that any related party transactions are approved by special committees of independent directors. The Audit Committee is charged with the requirement to approve all related party transactions.

Audit Committee – Financial Expert (July 31, 2005)	The Company is required to disclose whether its Audit Committee has a financial expert and what the name of that person is.	Yes	The Company’s Audit Committee financial expert is currently Arthur Willms. This information is disclosed in the Company’s Form 40F.
Code of Ethics (May 4, 2004)

Under Nasdaq Rule 4350, the Company is required to disclose if it has adopted a code of conduct applicable to all its directors, officers and employees that also complies with the SEC’s “code of ethics” requirements for senior financial officers.

Yes

The Company has adopted a “Code of Ethics and Conduct”. Every director, officer, employee and consultant, including the chief executive officer and chief financial officer are notified of and are required to comply with the Code.

Other Committees (July 31, 2005)

While the Company is not required under NASD rules to have any other committees other than the Audit Committee, if it does not have a nominating and compensation committee, a majority of its independent directors must carry out equivalent functions. However where the Company has such other committees, these committees must adopt written charters, describing the nomination and compensation approval process and such related matters as may be required under U.S. federal securities laws.

Yes

The Company has two committees in addition to its Audit Committee: the Compensation Committee and the Governance and Nominating Committee and has adopted charters and are comprised of independent directors.

Director Independence (July 31, 2005)

The Company is required to have a majority of its directors be independent. Independence is determined under NASD Rule 4200. For a director to be independent, he or she must have no relationship with the Company that would interfere with his or her exercise of independent business judgment. A director is not independent if during any time in the past 3 years, he or she (i) was an employee or a family member of an executive officer of the Company, (ii) received more than US$60,000 for services other than as a director or committee member, (iii) was affiliated with a company that received greater than US$200,000 or 5% of revenues of the Company, or (iv) was affiliated with the Company’s auditor or the Company’s internal audit function. The Company must make the initial determination and disclose the names of the independent directors and then again determine independence of each director at least annually thereafter.

Independent directors must meet in an executive session (without management) regularly during the year.

		Yes	The Company complies as five of the Company’s six directors are independent under the NASD Rule.
Audit Committee Responsibilities (May 6, 2003 and July 31, 2005)

Among other things, Sarbanes-Oxley and the rules promulgated thereunder require that the Company’s Audit Committee:

-

be directly responsible for appointing, compensating and overseeing the Company’s auditors;

-

pre-approve all audit and permissible non-audit services provided by the Company’s accountants;

-

establish “whistleblower” procedures for the receipt, retention and treatment of complaints to the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of accounting or auditing concerns; and

-

be authorized to engage, and determine funding for, independent legal counsel and other advisors.

Yes

The Company has adopted a charter setting forth the responsibilities for the Audit Committee that conform with the requirements of the applicable Canadian and US securities and regulatory commissions (including TSX, NASDAQ, SEC and the Sarbanes-Oxley Act of 2002).

Notification Requirement (July 31, 2005)	Any executive officer of the Company must promptly notify Nasdaq if they become aware of any material non-compliance with NASDAQ corporate governance requirements	Yes

The Company has advised executive officers of these requirements and as of May 2, 2005, the executive officers were not aware of any material non-compliance with the corporate governance rules applicable to the Company.

SCHEDULE “C”

CODE OF ETHICS AND CONDUCT

Purpose

To outline guidelines and procedures for the behavior expected of Angiotech employees in course of the jobs.  Angiotech and its employees, officers, directors, and consultants will abide by the highest standards of ethical conduct and will act honestly and in good faith with a view to the best interests of the Company and its shareholders.  Employees, officers, directors, and consultants of the Company must use sound judgment in determining the most appropriate course of action in a given set of circumstances.  When in doubt, employees should check with their manager or a member of the executive team.

Scope

This Code of Ethics & Conduct Policy applies to all employees, officers, directors, and consultants of Angiotech Pharmaceuticals, Inc. and all wholly-owned subsidiaries.  Compliance with this policy is a condition of employment, contract, or office.

Business Conduct

Angiotech culture provides the foundation for ethical conduct and behavior by employees. As a Company, Angiotech will:

•

Maintain good corporate governance and adhere to all applicable laws and regulations.

•

Promote and enforce a work environment free from harassment or discrimination where individuals are treated with respect and dignity.

•

Provide a safe and healthy workplace, emphasizing good housekeeping and good lab practices.

•

Respect our employees’ commitments and responsibilities to their families and communities.

All employees, officers, directors, and consultants of Angiotech will:

•

Uphold and comply with Angiotech policies and culture.

•

Strive for their personal success and that of their team and the entire Company.

•

Ensure that all information provided in all reports and documents for internal and external audiences, including individual expense reports, will be complete, accurate, honest, and timely.

•

Deal honestly and fairly with our customers, suppliers, competitors, and regulatory bodies.

•

Protect the Company’s assets and efficiently use them only for Company purposes.

Behavior Strictly Prohibited

All employees, officers, directors, and consultants of Angiotech, and any visitors to the Company’s premises, are strictly prohibited from  the following acts (even if such acts or comments are made in jest):

•

The possession or use or threat of use of any type of weapon.

•

The threat or actual use of violence or intimidation in the workplace.

•

The willful destruction of Company property or an individual’s personal property.

•

Disparaging or discriminatory comments, innuendo, or gossip.

•

Taking unfair advantage of others through manipulation or misrepresentation or other unfair practices.

•

The use or possession of illicit substances while on the job or on Company premises.

Conflicts of Interest

Angiotech employees officers, directors, and consultants will:

•

Put the interests of the Company before their own.

•

Avoid situations or relationships which create, or create the appearance of, a conflict of interest.

•

Choose suppliers in an objective and ethical manner, ensuring the best value is received for the Company.

•

Alert management to the existence of a personal relationship which may create a conflict of interest within the Company, or with a customer, supplier, or other outside party.

•

Avoid holding a significant financial interest in a supplier, customer, or other party with whom the Company does business.

•

Refrain from giving or accepting gifts or social invitations of more than a nominal value which could create, or create the appearance of, a conflict of interest.

•

Never solicit gifts or social invitations from customers, suppliers, or other outside parties.

Confidentiality

Angiotech employees officers, directors, and consultants will:

•

Comply fully with the confidentiality provisions of their employment contract and all related confidentiality agreements.

•

Maintain the strict confidentiality of all Angiotech confidential information and such information entrusted to us by third parties or former employers.

•

Disclose such information only when appropriate permissions and controls are in place.

•

Not discuss details of the Company’s business with family or friends or at social or public events.  All communication with investors and the general public are to be conducted through Investor Relations.

•

Refrain from obtaining the confidential information of third parties, or from possessing or retaining such information which has been inadvertently disclosed to us.

•

Not use Angiotech confidential information, or such information entrusted to Angiotech by a third party, for personal advantage or the advantage of others.

•

Not trade in securities of the Company, either buy or sell, based on insider information which is generally not known and unavailable to the general public

•

Not display or work on Company confidential material in a public area, including on airplanes or in airports.

Corrective Measures

Breaches of Angiotech policy and this Code of Ethics & Conduct must be reported to management, or to the Independent Chairman of the Board of Directors of Angiotech if necessary, in a timely fashion so that appropriate investigations and corrective measures may be implemented.  Any person found to have breached this policy will, in addition to any regulatory or judicial sanction, be subject to Company sanctions, up to and including termination of employment, contract, or office.

Policy Interpretation The Senior Vice President, Intellectual Property and General Counsel and the Chief Financial Officer are jointly responsible for all interpretations of this policy.

CODE OF ETHICS FOR DIRECTORS AND OFFICERS

Officers and directors of Angiotech are expected to abide by the highest standards of ethical conduct and to act honestly and in good faith with a view to the best interests of Angiotech and its shareholders.  In so doing, as an officer or director I acknowledge I am expected specifically to:

•

Maintain integrity and credibility in my personal and professional life by carrying out the duties of my office in accordance with the highest legal and ethical standards.

•

Avoid in my personal and professional life the appearance of impropriety in the conduct of the duties of my office.

•

Represent myself in my personal and professional life in a reputable and dignified manner that reflects the standard of ethical conduct required by Angiotech.

•

Avoid in my personal and professional life any relationships that might affect, or be perceived as potentially affecting, my ethical conduct in the course of carrying out the duties of my office (including a relationship that may create, or create the appearance of, a conflict of interest).

•

Not use confidential information acquired in the course of the duties of my office either for my personal advantage or for the advantage of others.

•

Honour my obligation to serve the best interests of Angiotech and its shareholders by exercising the care, diligence and skill necessary to conduct its affairs appropriately, including, if a director, upholding the guidelines set out in the Company’s Charter of Director Governance and Expectations.

•

Recognize that the integrity of the capital markets is based on consistently honest and just actions by its participants, the conformity to market regulation, and the transparency of credible financial and non-financial corporate information, and will to the best of my ability work to ensure that Angiotech acts in such a manner consistent with such principles.

•

Take such action as is appropriate to confirm that Angiotech provides full, fair, accurate, timely, and understandable disclosure in reports and documents that it files with or submits to public regulatory bodies, and that Angiotech complies with applicable governmental laws, rules and regulations.

•

Maintain the confidentiality of information acquired in the course of carrying out the duties of my office.

•

Report promptly to the Independent Chairman of the Board of Directors of Angiotech if I become aware of fraudulent or illegal acts within Angiotech or a breach of this Code of Ethics by any director or officer of Angiotech, including my own acts.

•

Provide the leadership, supervision and support for the employees, collaborators and other agents of Angiotech to uphold the principles articulated in this Code of Ethics.

This Code of Ethics applies to all directors and officers of Angiotech.  A person to whom this Code of Ethics applies will be deemed to have breached it by way of being sanctioned by a governmental agency or judicial body for violating laws or regulations affecting the performance of his or her duties of office or by a finding of the Board of Directors of Angiotech.  Any person with power to influence or control the direction or management, policies or activities of the sanctioned person, who was aware that a breach of the Code of Ethics was likely to occur and failed to take appropriate steps to prevent such an act from occuring, will be deemed to have also breached the Code of Ethics.  Any person found breaching the Code of Ethics will, in addition to any regulatory or judicial sanction, receive sanctions from the Company, including possible suspension or termination of employment.

Acknowledged by:

_______________________________________

Signature

_______________________________________

Name – Please Print

_______________________________________

Position – Please Print

_______________________________________

Date

CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER

The chief executive officer of Angiotech is expected to abide by the highest standards of ethical conduct and to act honestly and in good faith with a view to the best interests of Angiotech and its shareholders.  In so doing, I commit to specifically:

•

Maintain integrity and credibility in my personal and professional life by carrying out the duties of the chief executive officer in accordance with the highest legal and ethical standards.

•

Avoid in my personal and professional life the appearance of impropriety in the conduct of the duties of the chief executive officer.

•

Represent myself in my personal and professional life in a reputable and dignified manner that reflects the standard of ethical conduct required by Angiotech.

•

Avoid in my personal and professional life any relationships that might affect, or be perceived to potentially affect, my ethical conduct in the course of carrying out the duties of the chief executive officer (including a relationship that may create, or create the appearance of, a conflict of interest).

•

Not use confidential information acquired in the course of the duties of the chief executive officer either for my personal advantage or for the advantage of others.

•

Honour my obligation to serve the best interests of Angiotech and its shareholders by exercising the care, diligence and skill necessary to conduct its affairs appropriately.

•

Recognize that the integrity of the capital markets is based on consistently honest and just actions by its participants, the conformity to market regulation, and the transparency of credible financial and non-financial corporate information, and will to the best of my ability work to ensure that Angiotech acts in such a manner as to uphold the integrity of the capital markets.

•

Take such action as is appropriate to confirm that Angiotech provides full, fair, accurate, timely, and understandable disclosure in reports and documents that it files with or submits to public regulatory bodies, and that Angiotech complies with applicable governmental laws, rules and regulations.

•

Maintain the confidentiality of information acquired in the course of carrying out the duties of the chief executive officer.

•

Report promptly to the Independent Chairman of the Board of Directors of Angiotech if I suspect or recognize fraudulent or illegal acts within Angiotech or a breach of this or any other Code of Ethics by any director or officer of Angiotech, including my own acts.

•

Provide the leadership, supervision and support for the employees, collaborators and other agents of Angiotech to uphold the principles articulated in this Code of Ethics.

I recognize that I will be deemed to have breached this Code of Ethics if I am sanctioned by a regulatory authority or judicial body for violating laws or regulations affecting the performance of my duties as the chief executive officer or by a finding of the Board of Directors of Angiotech.

I am aware that I shall be deemed to have breached this Code of Ethics if I knew that a breach of any Code of Ethics approved by the Board of Directors of Angiotech for its directors, officers or employees was likely to occur and I failed to take appropriate steps to prevent such an act from occuring.  If I am found breaching this Code of Ethics I acknowledge I may, in addition to any regulatory or judicial sanction, receive sanctions from the Company, including possible suspension or termination of employment.

Acknowledged by:

_______________________________________

Signature

_______________________________________

Name – Please Print

Chief Executive Officer

_______________________________________

Date

CODE OF ETHICS FOR THE CHIEF FINANCIAL OFFICER

The chief financial officer of Angiotech is expected to abide by the highest standards of ethical conduct and to act honestly and in good faith with a view to the best interests of Angiotech and its shareholders.  In so doing, as the chief financial officer, I acknowledge I am expected specifically to:

•

Maintain integrity and credibility in my personal and professional life by carrying out the duties of the chief financial officer in accordance with the highest legal and ethical standards.

•

Avoid in my personal and professional life the appearance of impropriety in the conduct of the duties of the chief financial officer.

•

Represent myself in my personal and professional life in a reputable and dignified manner that reflects the standard of ethical conduct required by Angiotech.

•

Avoid in my personal and professional life any relationships that might affect, or be perceived to potentially affect, my ethical conduct in the course of carrying out the duties of the chief financial officer (including a relationship that may create, or create the appearance of, a conflict of interest).

•

Not use confidential information acquired in the course of the duties of the chief financial officer either for my personal advantage or for the advantage of others.

•

Honour my obligation to serve the best interests of Angiotech and its shareholders by exercising the care, diligence and skill necessary to conduct its affairs appropriately.

•

Recognize that the integrity of the capital markets is based on consistently honest and just actions by its participants, the conformity to market regulation, and the transparency of credible financial and non-financial corporate information, and will to the best of my ability work to ensure that Angiotech acts in such a manner consistent with such principles.

•

Take such action as is appropriate to confirm that Angiotech provides full, fair, accurate, timely, and understandable disclosure in reports and documents that it files with or submits to public regulatory bodies, and that Angiotech complies with applicable governmental laws, rules and regulations.

•

Maintain the confidentiality of information acquired in the course of carrying out the duties of the chief financial officer.

•

Report promptly to the Independent Chairman of the Board of Directors of Angiotech if I become aware of fraudulent or illegal acts within Angiotech or a breach of this or any other Code of Ethics by any director or officer of Angiotech, including my own acts.

•

Provide the leadership, supervision and support for the employees, collaborators and other agents of Angiotech to uphold the principles articulated in this Code of Ethics.

I recognize that I will be deemed to have breached this Code of Ethics if I am sanctioned by a regulatory authority or judicial body for violating laws or regulations affecting the performance of my duties as the chief financial officer or by a finding of the Board of Directors of Angiotech.  I am aware that I shall be deemed to have breached this Code of Ethics if I knew that a breach of any Code of Ethics approved by the Board of Directors of Angiotech for its directors, officers or employees was likely to occur and I failed to take appropriate steps to prevent such an act from occuring.  If I am found breaching this Code of Ethics I acknowledge I may, in addition to any regulatory or judicial sanction, receive sanctions from the Company, including possible suspension or termination of employment.

Acknowledged by:

_______________________________________

Signature

_______________________________________

Name – Please Print

Chief Financial Officer

_______________________________________

Date

ANGIOTECH PHARMACEUTICALS, INC.

(the “Company”)

TO: Beneficial Shareholders of the Company

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request.  If you wish to receive such mailings, please complete this form and return by fax to Computershare Trust Company of Canada at 1-866-249-7775; or you may return the form with your proxy in the enclosed envelope to:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

Please send me the Quarterly Interim Financial Statements for 2005 and 2006

together with Managements’ Discussion & Analysis

Please send me the Annual Report for 2005 and 2006, together with

Managements’ Discussion and Analysis

___________________________________________

PLEASE PRINT NAME OF SHAREHOLDER

___________________________________________

MAILING ADDRESS

___________________________________________

CITY/TOWN

___________________________________________

PROVINCE/STATE                   POSTAL/ZIP CODE

___________________________________________

EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Company:

____________________________________________ SIGNATURE OF SHAREHOLDER	DATE: _________________, 2005

CUSIP:

034918102

SCRIP COMPANY CODE:

ANPQ

ANGIOTECH PHARMACEUTICALS, INC.

(the “Company”)

TO: Registered Shareholders of the Company

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, registered shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request.  If you wish to receive such mailings, please complete this form and return by fax to Computershare Trust Company of Canada at 1-866-249-7775; or you may return the form with your proxy in the enclosed envelope to:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

Please send me the Quarterly Interim Financial Statements for 2005 and 2006,

together with Managements’ Discussion & Analysis

Please send me the Annual Report for 2005 and 2006, together with

Managements’ Discussion and Analysis

___________________________________________

PLEASE PRINT NAME OF SHAREHOLDER

___________________________________________

MAILING ADDRESS

___________________________________________

CITY/TOWN

___________________________________________

PROVINCE/STATE                   POSTAL/ZIP CODE

___________________________________________

EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Company:

____________________________________________ SIGNATURE OF SHAREHOLDER	DATE: _________________, 2005

CUSIP:

034918102

SCRIP COMPANY CODE:

ANPQ

Consent to Electronic Delivery of Documents

As a result of recent changes to securities and corporate legislation, Angiotech has implemented an electronic delivery program under which you, as an Angiotech shareholder, may be notified that Angiotech’s financial statements and certain other corporate information is available on Angiotech’s website at www.angiotech.com.  With your consent, Angiotech will make this information available to you electronically instead of sending you the information by mail.  To enable Angiotech to provide increased convenience to shareholders, reduce costs and benefit the environment, Angiotech encourages its shareholders to take advantage of this electronic delivery program. To take advantage of the electronic delivery program, you must complete the consent form below and return it to Angiotech’s transfer agent, Computershare Trust Company by fax 1-866-249-7775, or mail 9th Floor – 100 University Avenue Toronto ON M5J 2Y1.  Angiotech encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you have any questions about Angiotech’s electronic delivery program, please call Computershare Trust Company at 1-800-564-6253 or send an e-mail to service@computershare.com.

TO:  ANGIOTECH PHARMACEUTICALS, INC.

1.

I consent to receiving all documents to which I am entitled, electronically rather than by mail.  I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:

• Quarterly Financial Statements (including Management’s Discussion and Analysis) • Annual Report (including Annual Financial Statements and Management’s Discussion and Analysis	• Notice of Annual or Special Meetings of Shareholders, Information Circular, Supplemental Return Card and related proxy information • Other corporate information

2.

I understand and agree that Angiotech will notify me when a document which I am entitled to receive is available at Angiotech’s website www.angiotech.com once Angiotech has filed the documents with securities regulators.  I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Angiotech may determine.

3.

I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.

I understand and agree that:

•

any e-mail notice or other notification will not contain an actual document

•

any e-mail notice or other notification will contain Angiotech’s web address (or a hyperlink) identifying where a document is located

•

by entering Angiotech’s web address into my web browser, I can access, view, download, and print a document from my computer

•

the system requirements to view and download a document will be specified on Angiotech’s website; currently a document distributed electronically will be in Adobe’s Portable Document Format (PDF)

•

the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge at www.adobe.com.

5.

I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Angiotech at 604-221-6933; sending Angiotech a fax at 604-221-2330; sending Angiotech an e-mail to investor_relations@angio.com or by sending a request in writing by mail to Angiotech Investor Relations Department, 1618 Station Street, Vancouver, B.C. V6A 1B6, Canada.  I understand that I may also request a paper copy by contacting Computershare Trust Company by phone, fax, e-mail or regular mail at the contact information below.

6.

I understand and agree that:

•

at any time and without giving me advance notice, Angiotech may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me

•

if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me

•

if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me

7.

I understand that Angiotech will keep, on its website, any document sent to me electronically, for at least 6 months from the date of posting.

8.

I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Computershare Trust Company by telephone: 1-800-564-6253, fax 1-866-249-7775, e-mail: service@computershare.com or mail: Computershare Trust Company, 9th Floor – 100 University Avenue Toronto ON  M5J 2Y1.  I understand that if I change my e-mail address or revoke or modify my consent, I must notify Computershare Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

9.

I understand that Angiotech protects my privacy in accordance with the requirements under privacy legislation, however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.

10.

I understand that I am not required to consent to electronic delivery.

I am a security holder of Angiotech, I have read and understand the terms of this “Consent to Electronic Delivery of Documents” form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Signature:	_________________________________________________________________________________
Shareholder Name:	_________________________________________________________________________________
Shareholder Address:	_________________________________________________________________________________
_________________________________________________________________________________
Shareholder Email:	_________________________________________________________________________________

A   N   G   I   O   T   E   C   H

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on June 9, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.   Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.   This proxy should be signed in the exact manner as the name appears on the proxy.

4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.   The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.   This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

To Vote Using the Telephone (Only Available Within Canada and U.S.)	To Vote Using the Internet	To Receive Documents Electronically
· Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. · Proxy Instructions must be received by 9:00 am, Pacific Time, on June 7, 2005.	· Go to the following web site: · Proxy Instructions must be received by 9:00 am, Pacific Time, on June 7, 2005.

··You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote online, you can still enrol by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications".

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER                                        HOLDER ACCOUNT NUMBER                                             ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this

Proxies submitted must be received by 9:00 am, Pacific Time, on June 7, 2005

Appointment of Proxyholder

The undersigned Shareholder of Angiotech Pharmaceuticals, Inc. (the "Company") hereby appoints: William L. Hunter, M.D., the President, Chief Executive Officer and Director, or failing this person, David M. Hall, the Corporate Secretary,

OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Angiotech Pharmaceuticals, Inc. to be held at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia on June 9, 2005 at 9:00 AM (Pacific Time) and at any adjournment thereof.

1. Election of Directors
		For	Withhold			For	Withhold
01. To elect as Director, William L. Hunter	>			05. To elect as Director, Glen D. Nelson	>

02. To elect as Director, David T. Howard	>			06. To elect as Director, Arthur H. Willms	>

03. To elect as Director, Hartley T. Richardson	>

04. To elect as Director, Edward M. Brow	>

2. Appointment of Auditors

To appoint Ernst & Young LLP as Auditor of the Company.	For	>	Withhold	>

Resolutions  Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against
3 To authorize the Directors to fix the Auditors' remuneration.	>

4 To re-adopt the existing Shareholder Rights Plan.	>

5 To transact such other business as may properly come before the Meeting.	>

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date

Computershare Investor Services Inc.

Stock Transfer Services

Montreal Trust Centre

510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

May 9, 2005

To:

All Applicable Commissions & Exchanges

Dear Sirs:

Subject:

We confirm that the following material was sent by pre-paid mail on May , 2005 to the registered shareholders of Common shares of the subject Corporation:

A

Notice of Annual General and Extraordinary Meeting / Information Circular

B

Proxy

C

Supplemental Mailing List Return Card

D

2004 Annual Report including President’s Letter to Shareholders / Financial Statements for the years ended December 31, 2004 and 2003

E

Annual Report Addendum

F

Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with the exception of ADP – Canada and ADP – US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”

Mailing Specialist

Stock Transfer, Client Services

Telephone:

604.661.9400 (ext 4504)

Fax:

604.661.9401